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LIMITED LIABILITY COMPANY AGREEMENT

OF

RHI ENTERTAINMENT HOLDINGS II, LLC

A Delaware Limited Liability Company

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LIMITED LIABILITY COMPANY AGREEMENT

OF

RHI ENTERTAINMENT HOLDINGS II, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of RHI Entertainment Holdings II, LLC, (the “Company”) is effective as of September 6, 2007 (the “Agreement Date”).

1. Formation of Limited Liability Company. The Member (as defined below) hereby forms the Company as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C §18-101, et seq., as it may be amended from time to time, and any successor to such statute (the “Act”). The rights and obligations of the Member and the administration and termination of the Company shall be governed by this Agreement and the Act. This Agreement shall be considered the “Limited Liability Company Agreement” of the Company within the meaning of Section 18-101(7) of the Act. To the extent this Agreement is inconsistent in any respect with the Act, this Agreement shall control.

2. Member. RHI Entertainment, Inc. (the “Member”) is the sole member of the Company.

3. Purpose. The Company has been established to engage in any lawful act or activity for which limited liability companies may be organized under the Act as it now exists or may hereafter be amended and supplemented.

4. Name. The name of the Company shall be “RHI Entertainment Holdings II, LLC”

5. Registered Agent and Principal Office. The registered agent and principal office of the Company in the State of Delaware shall be as the Member may designate from time to time. The Company may have such other offices as the Member may designate from time to time.

6. Term of Company. The term of the Company commenced upon filing the Certificate of Formation with the Secretary of State of the State of Delaware and shall continue in existence in perpetuity unless its business and affairs are earlier wound up following dissolution at such time as this Agreement may specify.

7. Management of Company. All decisions relating to the business, affairs, and properties of the Company shall be made by the Member. The Member may appoint a President and one or more Vice Presidents and such other officers of the Company as the Member may deem necessary or advisable to manage the day-to-day business affairs of the Company (collectively, the “Officers”). The Member may also appoint managers who are not officers. The Officers and managers shall serve at the pleasure of the Member. To the extent delegated by the Member, the Officers and managers shall have the authority to act on behalf of, bind, and execute and deliver documents in the name and on behalf of the Company. No such delegation shall cause the Member to cease to be a Member.

8. Distributions. Each distribution of cash or other property by the Company shall be made 100% to the Member. Each item of income, gain, loss, deduction, and credit of the Company shall be allocated 100% to the Member.

9. Dissolution and Winding Up. The Company may dissolve and its business and affairs shall be wound up pursuant to a written instrument executed by the Member.

10. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.

11. Governing Law. The validity and enforceability of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.

IN WITNESS WHEREOF, the Member has duly executed this Limited Liability Company Agreement of RHI Entertainment Holdings II, LLC as of the Agreement Date.

RHI ENTERTAINMENT, INC. a Delaware corporation, its sole member

By:	/s/ William J. Aliber
Name:	William J. Aliber
Title:	President